Mail Stop 3561

May 12, 2008

By U.S. mail and facsimile

Mr. Thomas S. Hall
Chief Executive Officer
NovaMed, Inc.
980 North Michigan Avenue, Suite 1620
Chicago, Illinois 60611

> **Re:** **NovaMed, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-26625**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25

1.   Please provide the information regarding the securities authorized for issuance under your equity compensation plan set forth in Item 201 (d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 28

2.   Please expand the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Refer to FRC 501.14 for additional guidance.

3.   We note in last sentence of your critical accounting policy related to revenue recognition and accounts receivable that you have not experienced significant fluctuations between estimated and actual return activity and discounts given. Please expand to describe your historical experience in estimating the contractual allowances related to your surgical facility revenue.

Liquidity and Capital Resources, page 36

4.   Please expand your discussion and analysis of operating cash flows to address material changes in underlying drivers, rather than merely describing items identified on the face of the statement of cash flows. Refer to FRC 501.13.b.1 for additional guidance.

5.   We note on page 37 that borrowing availability under your revolving credit facility are based on a ratio of your total indebtedness to your earnings before interest, taxes, depreciation and amortization as defined in the credit agreement. Please disclose the amount of your revolving credit facility that is available to you at period-end. In addition, to the extent that it is reasonably likely that your maximum borrowing amount would materially change, discuss the sensitivity of your maximum borrowing amount to changes in your ratio of total indebtedness to EBITDA.

Consolidated Balance Sheets, page F-4

6.   We note that your allowances on accounts receivable include the allowances for contractual adjustments. Please tell us why you gross-up your accounts receivable and allowance for the allowances for contractual adjustments.

Consolidated Statements of Operations, page F-5

7.   We note that you recorded a loss on investment in non-consolidated affiliate for $1,041. We further note in Note 19 on page F-36 that the loss represented an impairment of an equity method investment. Please disclose in your footnotes the reasons for the impairment and a description as to how you measured the impairment.

Consolidated Statements of Cash Flows, page F-7

8.   You report a net amount of $62 million of the issuance of convertible debt in the section of cash flows from financing activities. This amount appears to be the net amount of proceeds from issuance of convertible debt for $75 million, payment for the call options for $24 million, proceeds from the sale of warrants for $14 million and debt discount for about $3 million. Please tell us why you presented the activities on a net basis, as opposed to presenting the activities separately. Refer to paragraphs 11 to 13 of SFAS 95 for additional guidance.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Fair Value of Financial Instruments, page F-10

9.   We note that you believe the current carrying amount of your convertible notes approximates fair value because the interest rates on the instrument are subject to change with, or approximate, market interest rates. However, it appears in Note 11 that the interest rates for your convertible notes are fixed at 1% per year. Please disclose the fair value of your convertible notes. Refer to paragraph 10 of SFAS 107 for additional guidance.

10.   We note that you have historically granted certain physicians physically settled written call options on the equity of certain ASCs and that you reverse the cumulative effect of previously recorded expense or income associated with changes in the fair market value of the written call options upon exercise of the options. Related to these written call options, please address the following:

        a.   Explain to us in more detail the terms of the written call options;
        b.   Disclose how you determine the fair value of the call options;
        c.   Disclose the asset or liability recorded for the call options as of December 31, 2007 and 2006;
        d.   Disclose the amounts recorded to income for the changes in fair value of the call option;

e.   Tell us the amounts recorded in income that represent the reversal of cumulative effect of previously recorded expense or income; and

f.   Explain to us why you reverse the previously recorded expense or income if the option is exercised, and cite for us the accounting literature that you relied upon in determining that accounting treatment.

Revenue Recognition, page F-10

11.   We note that you describe the activities that generate surgical facilities revenue; however, it does not appear that you describe the point at which you recognize revenue. Please expand your policy to describe when you recognize surgical facilities revenue.

12.   We note that surgical facility revenue is net of a provision for doubtful accounts. Please tell us how you considered Rule 5-03(b)(5) of Regulation S-X in determining the classification of your provision for doubtful accounts. In addition, separately present the provision for doubtful accounts as an adjustment to reconcile net income(loss) to net cash provided by operations on page F-7. Refer to footnote 17 in paragraph 115 of SFAS 95 for additional guidance.

Note 5. Acquisitions and Sales of Minority Interests, page F-15

13.   It appears that you have allocated a significant portion of the purchase price of the acquisitions that occurred during 2007, 2006 and 2005 to goodwill. Please advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill. In addition, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill. To the extent the acquired businesses are similar, you may address our comment in aggregate. We may have further comment.

14.   You indicate the goodwill is not amortized for book purpose while it is expected to be fully deductible for tax purposes. We could not find a deferred tax consequence of this difference within the components of deferred tax assets (liabilities) on page F-22. Please explain to us why. Refer to paragraph 30 of SFAS 109 for additional guidance.

Note 7. Goodwill and Other Intangible Assets, page F-17

15.   Please provide the disclosures set forth by paragraphs 44.a. and 45.a. of SFAS 142, or tell us where you have provided them in your Form 10-K.

16.   We note that you recorded impairments to goodwill of $10,537 thousand during 2007. Please disclose where you have presented the impairment in your consolidated statements of operations, and provide the information set forth by paragraph 47 of SFAS 142. Tell us how you define your reporting units for impairment testing of goodwill under SFAS 142. To the extent the goodwill impairment charges pertain to the discontinued operations of the three ASCs, tell us how you allocated the amount of goodwill to each of the three disposed ASCs.

17.   We note in the first paragraph of page F-19 that you recorded write-downs of the carrying value of net assets of the three ASCs that you determined to sell due to their continued unprofitability. Please tell us whether you have any other ASCs that have continued unprofitability, and if so, tell us whether you tested the ASCs for impairment pursuant to paragraph 8 of SFAS 144 and paragraph 28 of SFAS 142.

Note 11. Long-Term Debt and Convertible Senior Subordinated Notes, page F-24

Convertible Senior Subordinated Notes, page F-24

18.   Please disclose the rate at which your convertible senior notes are convertible into shares of common stock.

19.   We note in the first paragraph of page F-25 that you are required to settle any excess of the convertible notes' conversion value above their principal amount by delivering shares of stock, cash or a combination thereof, at your option. Please expand your disclosures to describe the amount of the conversion value and how it is calculated.

20.   Please explain to us how you applied the provisions of SFAS 133 and EITF 00-19 in evaluating whether the convertible note includes any embedded derivatives that should be bifurcated and accounted for separately. In your response, address how you evaluated the conversion feature, the make-whole premium, and any other terms that could potentially give rise to an embedded derivative.

21.   We note in the second paragraph of page F-26 that, if the convertible notes are converted in connection with certain fundamental changes, you may be obligated to issue additional shares upon conversion. Please describe what events constitute a fundamental change, and describe how the make-whole premium is calculated. Provide a quantitative analysis of the number of shares that could be issuable by you under this provision and a description of how and when the premium would be settled.

22.   We note in the third paragraph of page F-26 that you entered into a hedge transaction with respect to your common stock. Please clarify what you are hedging against by entering into the transaction.

23.   We note in the third paragraph of page F-26 that the purchased call option and warrant agreements have the effect of increasing the effective conversion price of the convertible notes to $8.31 per share. Please explain to us how these agreements accomplish that effect.

Rule 12-09 Valuation Reserves, Schedule II

24.   Please present the balances and activities of your allowance for bad debts separately from your allowance for contractual adjustments.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Thomas S. Hall
NovaMed, Inc.
May 12, 2008
Page 7

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services